Exhibit 12.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(Dollars in thousands)	2008	2007	2006	2005	2004

Earnings (1):
Income before income taxes	$46,401	$41,683	$59,543	$49,377	$34,101
Fixed charges	103,148	134,677	102,561	70,104	52,749
Other adjustments (2)	-	-	-	-	-
Total earnings (a)	$149,549	$176,360	$162,104	$119,481	$86,850

Fixed charges:
Interest on deposits	$86,903	$115,113	$85,067	$56,341	$41,698
Interest on borrowings	16,245	19,564	17,494	13,763	11,051
Total fixed charges (b)	$103,148	$134,677	$102,561	$70,104	$52,749

Ratio of earnings to fixed charges (a/b)	1.45	1.31	1.58	1.70	1.65

Earnings, excluding interest on deposits:
Total earnings	$149,549	$176,360	$162,104	$119,481	$86,850
Less interest on deposits	86,903	115,113	85,067	56,341	41,698
Total earnings excluding interest on deposits (c)	$62,646	$61,247	$77,037	$63,140	$45,152

Fixed charges, excluding interest on deposits
Total fixed charges	$103,148	$134,677	$102,561	$70,104	$52,749
Less interest on deposits	86,903	115,113	85,067	56,341	41,698
Total fixed charges excluding interest on deposits (d)	$16,245	$19,564	$17,494	$13,763	$11,051
Ratio of earnings to fixed charges, excluding interest on deposits (c/d) (3)	3.86	3.13	4.40	4.59	4.09

(1)	As defined in Item 503(d) of Regulation S-K
(2)	For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized.
(3)	The ratio of earnings to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by other issuers of debt securities.